KW 3/24/14

14049463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Clark St., Suite 3550
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

NBC Tower - Suite 1500 455 N. Cityfront Plaza Dr.	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/26

OATH OR AFFIRMATION

I, Steven M. Dresner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

OFFICIAL SEAL
SANDRA ROMERO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/09/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2013 AND 2012

CONTENTS

Independent Auditor's Report

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Dresner Investment Services, Inc. (an Illinois corporation) (the Company), which comprise the statement of financial condition as of December 31, 2013 and 2012 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2014

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31,	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,789,664	$ 2,570,250
Trade receivables, less allowance for doubtful accounts of $487,167 in 2013 and $385,019 in 2012 (Note 2)	172,258	253,185
Prepaid expenses	154,056	37,648
Total current assets	3,115,978	2,861,083
Investments, at cost	49,714	49,714
Investment, at fair value (Note 3)	161,598	40,316
Property and equipment:		
Computer equipment	13,631	13,631
Furniture	4,125	4,125
Automobile (Note 10)	42,927	42,927
	60,683	60,683
Less accumulated depreciation	(38,499)	(28,094)
Property and equipment, net	22,184	32,589
Total assets	$ 3,349,474	$ 2,983,702

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2013	2012
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable		$ 7,753
Accrued expenses	$ 167,414	82,150
State income taxes payable		26,750
Due to affiliates (Note 9)	728,265	566,086
Note payable, shareholder (Note 10)	3,327	16,527
Total current liabilities	899,006	699,266
Long-term liabilities:		
Due to shareholder (Note 10)	28,693	28,693
Distribution payable	175,068	175,068
Total long-term liabilities	203,761	203,761
Total liabilities	1,102,767	903,027
Lease commitments (Note 8)		
Shareholder's equity:		
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares	7,615	7,615
Paid-in capital	25,000	25,000
Retained earnings	2,123,742	2,037,000
Accumulated other comprehensive income:		
Net unrealized gain on available-for-sale securities	90,350	11,060
Total shareholder's equity	2,246,707	2,080,675
Total liabilities and shareholder's equity	$ 3,349,474	$ 2,983,702

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

Years ended December 31,	2013	2012
Revenue, fee income (Note 4)	$ 3,315,314	$ 4,672,443
Operating expenses:		
Support services	967,236	1,174,065
Bad debts (Note 2)	102,148	77,596
Wages and benefits	2,164,929	2,299,601
Total operating expenses	3,234,313	3,551,262
Operating income	81,001	1,121,181
Financial income (expense):		
Interest income	1,753	2,396
Interest expense	(8,509)	(7,814)
Other income	5,497	
Total financial expense, net	(1,259)	(5,418)
Income before income tax expense (credit)	79,742	1,115,763
State income tax expense (credit)	(7,000)	26,750
Net income	$ 86,742	$ 1,089,013

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common stock	Paid-in capital	Retained earnings	Accumulated unrealized gain on available-for-sale securities	Total shareholder's equity
Balance, December 31, 2011	$ 7,615	$ 25,000	$ 947,987	$ 9,511	$ 990,113
Comprehensive income:					
Net income			1,089,013		1,089,013
Net increase in unrealized gain on available-for-sale securities				1,549	1,549
Comprehensive income					1,090,562
Balance, December 31, 2012	**7,615**	**25,000**	**2,037,000**	**11,060**	**2,080,675**
Comprehensive income:					
Net income			**86,742**		**86,742**
Net increase in unrealized gain on available-for-sale securities				**79,290**	**79,290**
Comprehensive income					**166,032**
Balance, December 31, 2013	**$ 7,615**	**$ 25,000**	**$ 2,123,742**	**$ 90,350**	**$ 2,246,707**

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Years ended December 31,		2013		2012
Operating activities:				
Net income	$	**86,742**	$	1,089,013
Adjustments to reconcile above to cash provided by operating activities:				
Depreciation		**10,405**		9,914
(Increase) decrease in operating assets:				
Trade receivables		**80,927**		502,083
Prepaid expenses		**(116,408)**		(29,756)
Note receivable				45,229
Increase (decrease) in operating liabilities:				
Accounts payable		**(7,753)**		(36,841)
Accrued expenses		**85,264**		32,357
State income taxes payable		**(26,750)**		26,750
Due to affiliates		**162,179**		351,097
Due to shareholder				8,704
Distribution payable				(80,000)
Cash provided by operating activities		**274,606**		1,918,550
Investing activities:				
Purchase of property and equipment				(4,125)
Purchase of investments		**(41,992)**		(11,806)
Cash used in investing activities		**(41,992)**		(15,931)
Financing activity:				
Payments on note payable, shareholder		**(13,200)**		(13,200)
Cash used in financing activity		**(13,200)**		(13,200)
Increase in cash and cash equivalents		**219,414**		1,889,419
Cash and cash equivalents, beginning of year		**2,570,250**		680,831
Cash and cash equivalents, end of year	$	**2,789,664**	$	2,570,250
Supplemental disclosures of cash flow information:				
Cash refunded during the year for state replacement tax	$	**(19,750)**		
Cash paid during the year for interest	$	**8,509**	$	7,814

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight. (See Note 9)

2. Summary of significant accounting policies

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance for trade receivables were as follows:

Years ended December 31,	**2013**	2012
Balance, beginning of year	$ **385,019**	$ 351,192
Provision for losses	**102,148**	77,596
Write off of accounts receivable balance		(43,769)
Balance, end of year	$ **487,167**	$ 385,019

2. Summary of significant accounting policies (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investments:

The investment reported at fair value is an equity security with a readily determinable market value.

Investments also include noncontrolling interests in two closely-held corporations, which do not have readily determinable fair values and are reported at cost.

Investment gains (losses) and income are reported in the statement of operations.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Provisions for depreciation of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on its income, if any. Instead, the shareholder of the Company is liable for the federal income taxes on his respective share of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for fiscal years ended prior to December 31, 2010.

3. Investment, at fair value

As required by the Fair Value Measurements and Disclosures of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, the Company defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of the Company's investment which is required to be carried at fair value is exchange-traded and is, therefore, considered a Level 1 asset.

Investment at fair value is as follows at December 31, 2013:

	Cost	Fair value	Unrealized gain
Publicly-traded financial services industry common stock	**$ 71,248**	**$ 161,598**	**$ 90,350**

Investment at fair value is as follows at December 31, 2012:

	Cost	Fair value	Unrealized gain
Publicly-traded financial services industry common stock	$ 29,256	$ 40,316	$ 11,060

4. Revenue

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed and success fees. Revenue includes all amounts billed to clients during the year and adjustments for the settlement of previously billed and disputed fees. Revenue is not recognized from contracts that the Company and its clients have not reached an agreement as to earned fees and/or costs if the amounts are not determinable.

5. Credit risk

The Company maintains its cash in bank accounts at a Chicagoland area bank. Such accounts, at times, may exceed federally-insured limits. The Company has uninsured balances approximating $2,081,099 and $1,499,081 at December 31, 2013 and 2012, respectively. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

6. Major clients

Two clients accounted for approximately 62% of the Company's revenue for the year ended December 31, 2013 and three clients accounted for approximately 74% of the Company's revenue for the year ended December 31, 2012. Four clients accounted for approximately 48% of accounts receivable at December 31, 2013 and three clients accounted for approximately 35% of accounts receivable at December 31, 2012.

7. Employee retirement plan

Effective September 1, 2002, the Company and its affiliates began a defined-contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the Company was $113,030 and $92,767 for the years ended December 31, 2013 and 2012, respectively.

8. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 9. Each entity is responsible for its agreed-upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its proportionate share of expenses. The Company leases its office space under a non-cancelable lease which expires in July 2014 with two options for either a one-year or two-year extension.

The Company also leases an office space in New York under a non-cancelable lease which expires in April 2014 with an option for a one-year extension.

For the years ended December 31, 2013 and 2012, rent expense for its operating lease was $154,517 and $144,133, respectively.

The total remaining annual minimum rental payments, tenant's proportional share of operating costs and real estate taxes and reimbursement from other entities sharing occupancy, are as follows:

Year ending December 31:	Amount
2014	$ 69,563

9. Related party transactions

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly-owned by the sole shareholder of the Company, provides all of the administrative support services. DCR pays a majority of the Company's office expenses and other costs, including payroll and related payroll taxes. The Company will reimburse DCR for the expenses charged.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.

The Company also shares employee resources with Dresner Corporate Services, Inc. (DCS) and Dresner Securities, Inc. (DSI) and bills the related party for each company's share of corresponding employee costs.

During 2013 and 2012, the Company paid approximately $2,395,431 and $2,185,644, respectively, to these related corporations for administrative support services.

The following amounts were due to the above related companies.

December 31,	**2013**	2012
Dresner Capital Resources, Inc.	$ **(727,968)**	$ (554,615)
Dresner Corporate Services, Inc.	**(297)**	(9,964)
Dresner Securities, Inc.		(1,507)
Total	$ **(728,265)**	$ (566,086)

10. Note payable, shareholder and due to shareholder

The Company has a note payable totaling $3,327 and $16,527 to its sole shareholder at December 31, 2013 and 2012, respectively. The note is collateralized by a vehicle, due on demand and is noninterest-bearing.

The Company owes $28,693 to its sole shareholder for opening a bank account on behalf of the Company at December 31, 2013 and 2012.

11. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2013, the financial statement date, through February 26, 2014, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2013	
Total shareholder's equity	$ 2,246,707
Deductions and/or charges:	
Nonallowable assets:	
Investments	(49,714)
Other assets	(348,498)
Adjusted net capital	1,848,495
Minimum net capital requirement (6-2/3% of liabilities)	73,518
Excess net capital	$ 1,774,977
Reconciliation with Company's computation of minimum capital requirements:	
Net capital, as reported in the Company's X-17A-5	$ 1,865,345
Nonallowable assets not reported on original focus report:	
Investments	(21,250)
Adjustments not reported on original focus report:	
Note payable, shareholder	4,400
Adjusted net capital per above	$ 1,848,495

Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(g)(1)

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Dresner Investment Services, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objective.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2014

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Dresner Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

DEC 26 REC'D

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046575 FINRA DEC
DRESNER INVESTMENT SERVICES INC 9*9
20 N CLARK ST STE 3550
CHICAGO IL 60602-5086

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8302.04

B. Less payment made with SIPC-6 filed (exclude interest) (2135.23)
7/26/13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6166.81

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6166.81

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6166.81

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 2 day of Feb 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,322,369.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	1554.29
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1554.29
2d. SIPC Net Operating Revenues	$ 3320,815.
2e. General Assessment @ .0025	$ 8302.04
	(to page 1, line 2.A.)

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046575 FINRA DEC
DRESNER INVESTMENT SERVICES INC 8*8
20 N CLARK ST STE 3550
CHICAGO IL 60602-5086

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 2,135.23

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (Ø)

2. Assessment balance due Ø

B. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

C. Total assessment and interest due $ 2,135.23

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 2,135.23

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 29 day of July, 2013.

Dresner Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature] / Rd
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **6/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 854093
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 854,093
2e. General Assessment @ .0025	$ 2,135.23
	(to page 1, line 2.A.)